Mail Stop 3561

February 19, 2009

Mr. Francis P. Jenkins, Jr.
Chairman of the Board
Shermen WSC Acquisition Corp.
c/o The Shermen Group
1251 Avenue of the Americas, Suite 900
New York, New York 10020

   RE: **Shermen WSC Acquisition Corp. ("the company")**
        Preliminary Proxy – Form PREM 14A
        Filed January 20, 2009

        File No. 0-52642

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.   In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise further comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the transaction agreement's table of contents refers to Budgeted Capital Expenditures and Form of Molasses Supply Agreement among other annexes and schedules, but that these are omitted. Please supplementally provide us a list briefly identifying the contents of the omitted schedules or similar supplements to the transaction agreement.

2. We note the reference on pages 12, 55, and elsewhere to an open market warrant repurchase program. Please advise us if you anticipate using a safe harbor or exemption for this program. We may have further comment. Also, please revise to briefly describe the terms of the repurchase program and the mechanisms you and/or third parties will use to conduct the program.

3. Where appropriate, please define the industry-specific terms that may not be

understood by someone unfamiliar with the bulk liquid storage and liquid feed supplements businesses in which ED&F Man operates. In addition, consider minimizing legalistic details and jargon that make it difficult to understand the substance of the materials being described. For example, the letter to shareholders refers to details such as "par value $0.0001" and the names of subsidiaries created solely to effectuate the merger instead of summarizing the effects of the transaction and consideration to be exchanged. Please revise accordingly.

Letter to Shareholders

4. Please revise the second paragraph of the cover letter to quantify the aggregate purchase price based on the total cash and appropriate share prices, also assuming the acquired businesses achieve their earnings and other targets. Please quantify the aggregate prices and share issuances assuming zero and the maximum possible cash conversions by shareholders. It appears that the initial purchase price will be approximately $267 million, and that amount could be increased to a total of approximately $372 million. Please revise accordingly.

5. Similarly, please revise the discussion of the 80% test on page 164 to disclose the aggregate value used in the analysis.

6. Please revise the second paragraph of the cover letter to clarify, if true, that the proposals involve ED&F Man selling you its Westway business in return for cash and an approximate 49% controlling ownership share of your equity, and for you to be renamed "Westway."

Questions and Answers About the Special Meeting…, page 1

7. We note the statement in the last full paragraph on page five that a broker non-vote will count as a vote against the certificate of incorporation proposal but will not have an effect on the transaction proposal. Please revise here and where appropriate to disclose whether the transaction proposal is conditioned on approval of any other proposals. In this regard, we note, among other similar disclosure, the statement in the last full paragraph on page 55 indicating that changes to your capital stock are "necessary and advisable in order to ... consummate the business combination."

"Has our board of directors made a determination as to the value of Westway?"

8. We note the statement that the board did not determine a specific value for Westway. Please revise to quantify the aggregate value of the consideration to be paid, including assuming that the earn-outs will be paid.

Summary, page 10

9. Please revise the third to last bullet point on page 12 to disclose the "certain earnings or share price targets."

10. Please revise the first bullet point on page 13 to disclose or summarize the "specified levels of ownership," "certain management and financial information," "certain actions," and "certain size." Similarly, to the extent material, please revise similar references throughout your proxy statement, including "significant market share" on page 14, "certain of our initial stockholders" on page 16, "significant customers" on page 27, and "certain individuals" on page 30.

11. Please revise the first paragraph on page 15 or where you first discuss your expected trading market to disclose whether or not you anticipate listing your shares on Nasdaq. In this regard, please revise to briefly address compliance with the listing standards.

Selected Historical Financial Data and Summary Unaudited Pro Forma Condensed Combined Financial Statements
General

12. Please revise to provide the selected financial data for the periods required by Item 301(a) of Regulation S-K for Westway and Shermen WSC Acquisition Corp. In addition, please revise to present income from operations per share, long-term obligations and dividends declared per share for each period presented.

13. Please revise to provide the historical and pro forma per share data for Westway and Sherman WSC Acquisiton Corp. Please refer to the guidance in Item 14(b)(10) of Schedule 14A.

Westway Selected Historical Financial Data, page 20

14. We note your use of the non-GAAP performance measure referred to as Adjusted EBITDA. It appears the adjustments here and on page 24 are not in compliance with the guidelines outlined in FR-65 and Item 10 of Regulation S-K. Specifically, these guidelines prohibit presentation of a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain that is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Accordingly, please remove this presentation here and throughout your filing, or tell us why your presentation complies with FR-65 and Item 10 of Regulation S-K.

Risk Factors, page 25

15. Please revise the introductory paragraph to make clear that all of the material risks have been addressed. In this regard, please delete the two sentences, "[T]he risks and uncertainties described below are not the only ones facing us and Westway. Additional risks and uncertainties not presently known…"

16. It appears from page 133 that you have begun discussions with lenders about the terms of loan facilities. Please revise the first risk factor on page 25 to quantify the approximate amounts of the facilities you anticipate entering into, or advise.

17. We refer you to the second risk factor on page 31 regarding Shermen's requirement to dissolve and liquidate under certain circumstances. Please disclose whether consideration has been given to the possibility—assuming no transaction is completed within the required 18-24 month timeframe—of requesting Shermen's shareholders to approve an amendment to the articles of incorporation so that it could continue as a public company.

18. Please revise the last risk factor on page 33 to provide updated information concerning the amount of cash available to Shermen outside of the trust. Similarly, please revise the second risk factor on page 34 to quantify the approximate amount of your "estimates" as to the costs of the transaction.

19. Please revise the second to last risk factor on page 34 to quantify your estimated working capital assuming the transaction is approved and 39% of shareholders elect cash conversion.

20. Please revise the first risk factor on page 36 to clarify that the purchases or other agreements described in the risk factor would diminish shareholder protections as outlined in the company's initial public offering registration statement. For example, we note that approval of the transaction requires (1) more than 50% of the shares to be voted to approve the transaction, and (2) less than 40% of the shares to be selected for cash conversion. To the extent the parties engage in the purchases or agreements described in the risk factor, both of these thresholds meant to protect public shareholders would appear to be diluted, permitting approval of the transaction with fewer votes to approve (and despite more votes to elect cash conversion) than otherwise would have been the case without the purchases or agreements. Please revise accordingly.

21. We note disclosure with respect to Oppenheimer's acquisition of assets of CIBC, and Oppenheimer's right to receive the deferred portion of the underwriter's fees, in addition to other consideration. We also note Oppenheimer's services as an advisor in connection with the proposed transaction. Please consider adding risk factor disclosure to address potential conflicts of interest due to Oppenheimer's involvement in conducting due diligence of the target, assessing its enterprise value, participating in negotiations, and receiving the contingent component of its underwriting fee in connection with Shermen's initial public offering. Please disclose whether Shermen's board evaluated Oppenheimer's roles, including its

status as the successor to CIBC, and the contingent component of the underwriting fee as a potential conflict of interest when considering Oppenheimer's financial advice.

Executive Compensation, page 75

22. Please revise to provide disclosure for each of the last three fiscal years.

Westway's Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 126

23. Please disclose the key performance indicators used by management to evaluate the financial performance of the Bulk Liquid Storage segment.

Bulk Liquid Storage
Net Revenues and Cost of Sales, page 128

24. Based on your disclosure in Note 13 on page F-54, we note that your gross margin decreased approximately 4%. Further we noted that gross margin for the USA decreased from 56% to 45% and gross margin for the Rest of World decreased from 71% to 56%. Please explain the variability in cost of revenues and gross profit as a percentage of revenues between each of the periods presented. Your revised disclosure should include a discussion of the significant components of cost of revenues.

Liquidity and Capital Resources, page 133

25. Considering that you will be a stand-alone Company please revise your disclosures for each period presented to include an analysis of the components of operating cash flows that explains the significant period-to-period variations in working capital line items (e.g. provide an explanation of the significant change in your receivables, inventory, accounts payable and accrued liabilities) and how those variations affect your ability to meet current obligations. Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to Section IV of SEC Release No. 33-8350.

Unaudited Pro Forma Condensed Combined Financial Information
General

26. Please revise to present pro forma financial statements for the most recent fiscal year and subsequent interim period in accordance with Article 11 of Regulation S-X.

27. We note the references in the last three paragraphs on page 133 to "certain" banks, which "reached broad agreement on an outline term sheet." Please revise to disclose the names of the banks and, with a view to disclosure, please provide us a copy of the term sheet.

Note A. Basis of Presentation, page 140

28. We note from your disclosure that you are accounting for the acquisition of Westway as a recapitalization and not as purchase. Please provide a detailed discussion to support your accounting treatment considering you will be paying cash and issuing equity instruments for the acquisition and at no time will ED&F Man or it affiliates own more than 49.5% of the voting shares. In addition, it appears you have the right to elect four of the seven board of directors. Please refer to the guidance in paragraph (9) and (A11-A15) of SFAS No. 141(R).

29. Considering the comment above, we note that you have reduced Westway's equity for the estimated amount of transaction costs. Please note that these costs should be expensed as incurred in accordance with paragraph 59 of SFAS 141(R). Please revise or advise.

30. Considering the comments above, please revise your pro forma financial statements to account for the contingent consideration related to the 12.2 million shares of Series A redeemable convertible preferred stock that will be issued if certain performance related targets are achieved. Please refer to paragraph 41 of SFAS 141(R) for further guidance.

31. It appears from your disclosure on page 12 that as part of the transaction agreement that you will issue 7.4 million shares of Series A Convertible Preferred Stock. Please expand your disclosure here to describe all of the material terms of the convertible preferred stock, including who has the rights to convert (i.e. the holder or the Company), the exercise feature (i.e. physical, net cash, or net share settlement, etc.) and any redemption features. Please provide a description of the method and significant assumptions used to determine the fair value of the convertible preferred stock issued.

Notes B. Pro Forma Adjustments, page 140

32. We reviewed your pro forma adjustments and it unclear how adjustments (3), (4), (12), (13), (14), (15), (16) and (17) are appropriate. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact. In addition, infrequent or nonrecurring items included in the underlying historical financial statements of Shermen and Westway that are not directly affected by the transaction should not be eliminated. Accordingly, please revise to remove all such adjustments from the face of the pro

forma financial statements. If you continue to believe your adjustments are appropriate, provide a detailed explanation supporting you conclusion for each item and justify how your accounting treatment is consistent with Article 11 of Regulation S-X (i.e. clarify how each is directly attributable to the transaction, factually supportable, and expected to have a continuing impact).

<u>Certain United States Federal Income Tax Consequences…, page 144</u>

33. Please disclose whether you obtained a legal opinion addressing the potential income tax consequences, and if so, the source of the opinion. In this regard, we note the statement that no gain or loss will be recognized by non-converting stockholders.

<u>Background of the Business Combination, page 147</u>

34. Please disclose whether the company contacted ED&F Man (Westway) in its initial search.

35. Please revise if material to clarify the criteria used to narrow the search from the initial group of potential targets to the 12 potential targets including the company. Also, please identify the company's "sourcing network."

36. Please revise your background of the acquisition section to name the persons who were responsible for negotiating the agreement on behalf of each party. Currently you use vague terms such as "our representatives" and "representatives of ED&F Man." As another example, we refer you to the first paragraph beneath the table on page 149, where you identify Perk Hixon and Lazard Freres & Co., but you do not explain the role of Mr. Hixon or of Lazard.

37. Please revise to provide additional disclosure of how you initially learned of the target, when and which individuals were involved in the first contact with it or its advisors, what circumstances led to the first contact, and any past relationships among the parties.

38. Please clarify the criteria used to select Oppenheimer & Co. Inc.

39. Please revise page 151 or where appropriate to explain the nature of Shermen's relationship with Oppenheimer before and after September 12, 2008. It is unclear why the parties entered into an engagement letter at that time when Oppenheimer appears to have been providing due diligence, advisory, and other services since at least February 2008.

40. Please expand your background discussion to identify the parties, discussion topics, changes to the negotiated terms, and other material information regarding

the substance of material discussions leading to the proposed acquisition. We note, for example, references to revised terms of the business combination and the statement on page 150 that, "following May 12, 2008, the parties exchanged various proposals within the structure that had been discussed at the meeting on May 12, 2008."

41. We note the disclosure in the carryover paragraph on pages 150 to 151 with respect to the exclusivity agreement between the company and ED&F. With a view to disclosure, please advise us regarding the applicability of this agreement to discussions with the Agricultural Chemical Business from September 2007 until December 2008 and the Generic Chemical Company and Agricultural Retailer, until November 2008.

Factors Considered in Approving the Business Combination

Business Factors
"Westway has an experienced management team", page 154

42. Where you discuss known trends, events, and uncertainties that are reasonably likely to materially affect the company's operations and financial condition, please address the "adverse credit market conditions" referenced on page 156 to the extent material.

Opinion of Our Financial Advisor, page 158

43. Please expand the discussion to address the instructions received from the company, and any limitation imposed by the company on the scope of the financial advisor's opinion. Refer to Item 1015(b)(6) of Regulation M-A in this regard.

44. We note from the last paragraphs on page 155 that analyses were prepared by Oppenheimer, and that Oppenheimer relied on projections provided by ED&F Man when preparing its opinion. Please revise your description of Oppenheimer's opinion to disclose the projections.

45. Please revise to disclose the extent to which implied values attributed to Westway are less than the aggregate consideration. For example, we note that the comparable company analysis identifies ranges of implied values that are below $260 million. We may have further comment.

46. Please revise the summary of each analysis to disclose the data underlying the results, how that information resulted in the multiples/values disclosed, and how the results compare to the aggregate consideration in the proposed transaction. For example, disclose (i) the firm values and EBITDA information for Westway

and each comparable company that is the basis for the multiples obtained in the Selected Companies Analysis, (ii) the consideration and EBITDA information for Westway and each comparable company that is the basis for the multiples obtained in the Selected Precedent Transactions Analyses, and (iii) the company's projected results that were used in conducting the Discounted Cash Flows Analysis.

47. We note from page C-5 that the fairness of opinion of Oppenheimer & Co. is intended for the benefit and use of the board and "is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part …" We believe that direct and indirect disclaimers regarding shareholders' right to rely on a fairness opinion that the advisor has furnished to the board are inconsistent with the balance of the disclosure addressing the fairness to shareholders of the proposed transaction from a financial perspective. Please delete any direct or indirect disclaimer of responsibility to shareholders. Alternatively, the company may add an explanation that clarifies:

   • the basis for the advisor's belief that shareholders cannot rely on its opinion, including (but not limited to) whether the advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law;

   • whether the governing state law has addressed the availability of such a defense to the advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction; and

   • that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law, or the rights and responsibilities of the board or the advisor under the federal securities laws.

Selected Precedent Transactions Analyses, page 162

48. With a view to disclosure, please advise us of the selection criteria used for the selected transactions analysis. For example, it is unclear if the transactions were in the same industry as the proposed transaction.

Miscellaneous, page 164

49. Please quantify all fees paid and to be paid to Oppenheimer for its financial advisory services, consulting or other services, including amounts previously owed to CIBC and the "significant portion" of the fee that is contingent upon consummation of the transaction. Please disclose any discounts or other

consideration in connection with the issuance of shares. Please revise the second to last Q&A on page seven consistent with this comment.

50. In addition, we note the statement on page 164 that Oppenheimer and its predecessor "performed various investment banking and financial services for [your] affiliates, and expect to perform such services in the future, and expect to receive customary fees for such services." Please revise to provide further narrative and quantitative disclosure of the services provided or to be provided by Oppenheimer to the company and its affiliates, and fees paid or to be paid to Oppenheimer and its affiliates by the company and its affiliates.

51. It is unclear if Oppenheimer recommended the amount of consideration. Please see Item 1015(b)(5) of Regulation M-A and revise or advise.

52. Please revise to provide further background and description of the transaction whereby Oppenheimer acquired CIBC's assets.

Regulatory Matters, page 164

53. Please disclose any regulatory requirements relating to the transaction as required by Item 14(b)(5) of Schedule 14A, or advise.

The Transaction Agreement, page 166

54. We note the statement on page 166 that investors and security holders "should not rely on the representations and warranties as characterizations of the actual state of facts or conditions of Shermen or ED&F Man or their respective affiliates" and that "information concerning the subject matter of the representations and warranties may change after the date of the transaction agreement, which subsequent information may or may not be fully reflected in our public disclosures." Please note that issuers are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the disclosure document not misleading.

Security Ownership of Certain Beneficial Owners, Directors and Executive Officers of Shermen and Westway, page 199

55. Please revise your table heading to make clear which entity's stock ownership is being shown. It is unclear why the heading refers to Westway's beneficial ownership. Please revise or advise.

<u>Ownership of Common Stock by Directors and Executive Officers, page 201</u>

56. Referring to notes (5), (6), and (7) to the table, we note language that under certain circumstances, the identified officer/director "may be required to sell his interest in Shermen WSC Holding LLC to Shermen WSC Holding LLC at cost." Please summarize the terms of these agreements, including the factor(s) that will determine whether the named individuals would be required to sell their holdings at cost.

<u>Where You Can Find Additional Information, page 202</u>

57. Please provide the phone number for Shermen WSC Acquisition Corporation both here and also in the Question & Answer section, on page 9, "Who can help answer my questions?"

<u>Financial Statements</u>
<u>General</u>

58. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

<u>Westway Audited Financial Statements</u>
<u>Notes to Combined Carve-out Financial Statements</u>
<u>2. Summary of Significant Accounting Policies</u>
<u>Revenue Recognition, F-35</u>

59. Your disclosure related to revenue from the bulk liquid storage business appears to state the types of contracts that generate revenue, but not how the revenue related to these contracts are actually recognized. It appears that your revenue earned from these service contracts contain multiple deliverables. Please provide a detailed discussion of how revenue is recognized under these contracts and site the specific authoritative literature utilized to support your accounting treatment.

<u>10. Equity Compensation</u>
<u>Stock Award Plans, F-48</u>

60. It appears from your disclosure that the stock awards issued under the ED&F Man Loyalty Plan and the Deferred Incentive Plan are recorded at fair value which is based on ED&F Man's internal market for shares. Please cite the specific authoritative literature you utilized to support your accounting treatment (i.e. your use of an internal market). Please refer to the guidance of SFAS No. 123(R).

<u>Employee Share Purchase Plan, F-51</u>

61. It appears from your disclosure that the fair value of the shares issued under this plan is measured using the Black-Scholes option pricing model. Volatility under this pricing model has been derived from ED&F Man's internal market for shares. Please cite the specific authoritative literature you utilized to support your accounting treatment. Please refer to the guidance of SFAS No. 123(R).

13. Segment Information, F-53

62. We note that you recorded cost of sales for Rest of World of approximately $4.8 million for the year ended October 31, 2007, but no corresponding revenue was recorded for this period. Please provide a detailed discussion of the nature of these expenses and cite the specific authoritative literature you utilized to support your accounting treatment.

Shermen WSC Acquisition Corp. Form 10-K for the Fiscal Year Ended December 31, 2007
Item 9A(T) Disclosure Controls and Procedures, page 36

63. We note your statement here and in your Forms 10-Q filed for the quarters ended March 31, 2008, June 30, 3008 and September 30, 2008 that "controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." In future filings, please confirm that you will revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures in future filings.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact William Kearns, accountant, at (202) 551-3727 or Brian Bhandari, accounting reviewer, at (202) 551- 3390 regarding any accounting or financial statement issues. Please call Janice McGuirk at (202) 551-3395 or Jim Lopez, reviewer, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director